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EDWARD H.P. LAM ¿*

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ALEC P. TRACY *

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WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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April 23, 2014

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.

(formerly known as Kingsoft Internet Software Holdings Limited)

CIK No. 0001597835

Response to the Staff’s Oral Comment of April 21, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the Staff’s oral comment of April 21, 2014. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Company’s registration statement on Form F-1, as amended (the “Registration Statement”).

U.S. Securities and Exchange Commission

April 23, 2014

1.	Please provide a more detailed explanation and analysis of the increase in the fair value of the underlying shares between January 1, 2014 and March 21, 2014.

The Company hopes to address the Staff’s concerns regarding the significant increase between its January forecast and March forecast by providing the following additional background information regarding the Company’s forecast procedures, the factors and assumptions underlying its forecasts and the primary factors that drove the increase in the forecast between January and March. The Company believes that its forecast and stock valuation analyses reflected the most up-to-date information available to the Company at the times it performed its forecast and valuation analyses. The Company hopes that this will help to address the Staff’s concerns regarding this matter. The Company respectfully advises the Staff that the Company performs a major forecast exercise once a year to establish a baseline forecast. The resultant forecast is presented to the board of directors. The main purpose of such annual forecast exercise is to guide the Company’s business planning and budgeting processes and to provide key performance indicators to benchmark the performance of the Company and the management team. This forecast represents a general business plan, after which rolling forecasts are prepared to take into updates and significant developments. Specifically, the Company performs:

•	Quarterly reviews of its existing forecast and update business plan and projections to reflect actual financial and operating performance and market conditions; and

•	Ad hoc forecasts, reviews and updates when there are material events, e.g. significant investments, mergers and acquisitions and new business launch.

In the process of developing its forecasts, the Company generally takes into considerations of the following assumptions:

•	General economic outlook;

•	Industry outlook, in particular, the outlook for the internet and mobile internet industry;

•	Market conditions, in particular, the market conditions relating to online marketing, online gaming and internet security;

•	Comparison with actual financial and operating performance and those of its previous forecast and comparable companies (which include Qihoo 360, Sohu, Sina, Baidu, Tencent, NQ Mobile, among others); and

•	Comparison with market estimated growth rates of its key customers (Alibaba, Baidu, Sogou and Tencent) and comparable companies.

The Company relies significantly on its product and business plans, actual operating and financial results and trends to estimate revenue growth rates of each of its business line, which are then adjusted by factors such as general economic and industry outlook and market conditions. The Company’s comparison of its own growth estimates with those of its key customers and peers/competitors is used to validate the reasonableness of its forecast.

U.S. Securities and Exchange Commission

April 23, 2014

While the Company’s PC-based online marketing revenue continues to grow at a fast pace and at above-industry growth rates, the PC-based online marketing business is considered a more established and mature business in general.

On the other hand, mobile revenue has been a small portion of the Company’s revenue in the past since it is still in an early stage of development and monetization. However, mobile revenue has become increasingly more important. While the Company has developed applications for mobile internet since 2011, its mobile user base did not achieve a critical mass until 2013 with the rapid increase in its mobile monthly active users, driven mainly by Clean Master. Hence, between 2012 and 2013, the Company’s mobile business was mostly in the product development phase with limited revenue generating products and services. Since the Company’s mobile applications are free to use for users, the Company was and is searching for emerging mobile monetization models. In 2013, the Company began to implement two approaches to mobile monetization: mobile advertising (primarily consisting of advertising icons inside its mobile applications to promote third-party mobile applications, game and other mobile content distribution) and mobile games. (In addition to promoting third party applications, the Company also promoted its own games and applications inside its mobile applications). In late 2013, the Company launched its own mobile game operation as a proof of concept. In particular, the Company launched its first exclusively licensed mobile game in November 2013.

In a nutshell, the Company forecast its:

•	PC online marketing revenue by multiplying the number of unique visitors visiting its website by an assumed revenue per daily unique visitor;

•	PC-based online game revenue by multiplying the number of registered paying users by an assumed revenue per registered paying user;

•	Mobile marketing revenue by multiplying the number of monthly active users by an assumed advertising revenue per monthly active user while applying a discount to account for the stage of the mobile advertising business development; and

•	Mobile game revenue by multiplying the number of monthly active users by an assumed game revenue per monthly active user, applying a discount to reflect the stage of the mobile game business development.

The company also forecast future revenue based on 2013-2014 (where appropriate) revenue times estimated annual growth rates. The estimated revenue growth rates were determined with reference to the trend of the comparable company market data.

Key factors in Changing Forecast:

October 2013 Forecast:

•	In the first nine months of 2013, the Company’s operational and financial performance were largely consistent with its existing forecast for its PC-based and mobile businesses.

January 2014 Forecast:

•	The company’s Clean Master application became more popular and gained more monthly active users in the fourth quarter of 2013.

U.S. Securities and Exchange Commission

April 23, 2014

•	The Company launched one exclusively licensed mobile game in late November 2013.

•	The general market conditions for online advertising in China appeared to be improving.

As a result of the above, the revenue of the Company was slightly better than the October 2013 Forecast, and the compound annual growth rate from 2014 to 2019 increased from 32% to 34%.

March 2014 Forecast:

•	In the first quarter of 2014, the Company’s online marketing product team made certain changes in the cross promotion of its PC applications, which resulted in an increase in daily traffic visiting the Duba.com website. The increased website traffic was successfully converted into revenue generating traffic through online marketing and PC-based online gaming. The breakthrough helped the Company’s PC-based revenues bucked the seasonal decline that generally accompanies Chinese New Year (January/February) in China.

•	The proof of concept for mobile game operation in China was successfully concluded and marked an important milestone in the Company’s business development. The Company subsequently increased the pace of its mobile game rollout, launching 4 games in the first quarter of 2014. As of March 31, 2014, three out of four mobile games the Company has launched were in the top 50 grossing games on iOS in the PRC. The faster and better than expected ramp up helped transition the mobile game business from a proof of concept stage with immaterial and uncertain revenues to an early stage with small but fast growing mobile revenue.

•	Mobile monthly active user growth accelerated in the first quarter of 2014, increasing by 56 million to 223 million in March 2014. The Company notes that there are very few mobile internet companies globally that have more than 200 million monthly actively users. As such, the sustained high level of growth in its mobile active users exceeded the Company’s expectations.

•	In January 2014, the Company launched CM Security, a mobile anti-virus and security application, which accumulated more than 25 million downloads since its inception and 20 million MAUs in March 2014, the fastest pace of growth among other mobile applications and comparable security products on the mobile market. CM Security added another major mobile application to the Company’s mobile product portfolio, greatly enhancing its future monetization potential.

U.S. Securities and Exchange Commission

April 23, 2014

•	The Company announced the acquisition of Jiangduoduo business and investment in Kingsoft Japan in the first quarter 2014, providing the Company means to diversify its revenue sources (e.g. online lottery) and enhance its capability to monetize its user base.

To reflect these data and developments in the first quarter of 2014, the Company increased its 2014 annual revenue estimate by 35% and, as a result of the latest comparable company market data and updated financial information of the Company, the compound annual growth rate between 2014 to 2019 increased from 34% to 50%.

To be more specific, in the March 2014 Forecast model:

For its PC online marketing revenues, the Company:

•	increased its estimated number of unique visitors visiting its Duba.com website by an average of 25% to reflect the higher user traffic growth; and

•	increased its estimated revenue generated by each unique visitor by 13% to reflect increased pricing power with respect to its advertisers resulting from the Company’s larger user base.

The changes resulted in an average increase of 40% in PC online marketing revenues over the three year period between 2014 and 2016.

For PC-based online game revenues, the Company:

•	increased its estimated number of registered game users by an average of 27% to reflect higher user traffic growth and slightly higher access rate in converting user traffic into game playing users; and

•	increased its average revenue per paying game user by 5% to reflect higher spending reflected in recent data and potential contribution from the announced acquisition of the Jiangduoduo business.

The changes resulted in an average increase of 30% in PC-based game revenue.

For mobile marketing revenue, the Company:

•	increased its monthly active users by an average of 22% to reflect the accelerated growth in its mobile MAUs in the quarter; and

•	reduced the discount rate that it applied to the potential mobile ad revenue per monthly active user by an average of 40%, reflecting the potential monetization contribution of the new security application and the milestone that the Company’s mobile advertising business reached in the first quarter 2014 with the opening of its U.S. field office, the formation of its business development team in Taiwan and its investment in Kingsoft Japan.

The change resulted in an average of 130% increase in mobile marketing revenue.

For its mobile game revenue, the Company:

•	increased its monthly active users by an average of 22% to reflect the accelerated growth in its mobile MAUs in the quarter; and

•	reduced the discount rate that it applied to the potential mobile game revenue per monthly active user by an average of 50%, reflecting the Company’s increased confidence in the viability of its mobile game business as the Company successfully launched three exclusively licensed games in the first quarter of 2014 after concluding its game business concept.

The change resulted in an average of almost 100% increase in mobile game revenue.

In total, these changes resulted in an average of 75% increase in its revenue forecast for the periods between 2014 and 2016.

*            *             *

U.S. Securities and Exchange Commission

April 23, 2014

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.

Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.

Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP